11 March 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 201,000 RELX PLC ordinary shares at a price of 1248.5699p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 70,902,880 ordinary shares in treasury, and has 1,105,621,675 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 7,023,100 shares.

RELX NV announces that today, it purchased (through UBS Limited) 179,000 RELX NV ordinary shares at a price of €15.1826 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 63,366,594 ordinary shares in treasury, and has 985,354,159 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 6,253,200 shares.